UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BEIJING MED-PHARM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

077255107

(CUSIP Number)

David Gao

President and Chief Executive Officer

Beijing Med-Pharm Corporation

600 W. Germantown Pike, Suite 400

Plymouth Meeting, Pennsylvania 19462

(610) 940-1675

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 077255107	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Abacus Investments Ltd. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Abacus Investments Ltd. is organized under the laws of Bermuda.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

7,807,509
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

7,807,509
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,807,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%
14	TYPE OF REPORTING PERSON

OO

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Beijing Med-Pharm Corporation, a corporation organized under the laws of the State of Delaware (the “Company”). The principal executive office of the Company is located at 600 W. Germantown Pike, Suite 400, Plymouth Meeting, Pennsylvania 19462. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Abacus Investments Ltd. (“Abacus”).

(b) The address of the principal office of Abacus is 14 Par-la-Ville Road, P.O. Box HM 2958, Hamilton HM MX, Bermuda. Abacus is a holding company for investments.

(c) Attached as Schedule A is the name, principal occupation (where applicable), business address and citizenship of each executive officer and/or director of Abacus. Schedule A is incorporated into and made a part of this Schedule 13D.

(d) During the last five years, neither Abacus nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Abacus nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Abacus is organized under the laws of Bermuda. Schedule A sets forth the citizenship of each executive officer and/or director of Abacus.

Item 3. Source and Amount of Funds or Other Consideration

In February 2004, the Company issued 7,807,509 shares of Common Stock to Abacus in exchange for Abacus’ 100% interest in Beijing Med-Pharm Market Calculating Co. Ltd., a company organized under the laws of the Republic of China.

Item 4. Purposes of Transactions

Abacus entered into the above-mentioned transaction to acquire shares of the Company’s common stock for investment purposes. At this time, none of Abacus or, to its knowledge, any of its respective directors or executive officers have plans to acquire or dispose of the Company’s securities. At this time, none of Abacus or, to its knowledge, any of its respective directors or executive officers, have plans or proposals to implement any plans or proposals with respect to any material change of the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Abacus is the beneficial owner of 7,807,509 shares of Common Stock which constitutes approximately 33.7% of the Company’s 23,154,562 issued and outstanding shares of Common Stock based on information contained in a Form 10-Q filed by the Company with the SEC on August 14, 2006.

(b) Abacus has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Abacus has not effected any transaction in the shares of Common Stock of the Company in the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Abacus.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

None

Item 7. Material to Be Filed as Exhibits

None

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2006

ABACUS INVESTMENTS LTD.

By:	/s/ John F. Turban
Name:	John F. Turban
Title:	Chairman

SCHEDULE A

Abacus Investments Ltd.

Name	Position	Principal Occupation	Business Address	Citizenship
John F. Turban	Director/Chairman & CEO	Managing Partner of Kirtland Capital Partners	Kirtland Capital Partners 3201 Enterprise Parkway Suite 200 Beachwood Ohio 44122 USA	U.S.A.

Sir John Craven	Director	Chairman of Fleming Family & Partners; Chairman of Lonmin plc; and Chairman of Patagonia Gold plc	Fleming Family & Partners Ely House, 37 Dover Street London W1S 4NJ England	U.K & Canada

Robert Mulderig	Director/ Deputy Chairman	Chairman of Woodmont Management Ltd.	14 Par-la-Ville Road Hamilton, Bermuda HM 05	U.K.

Deanna Didyk	Director	Managing Director of Woodmont Management Ltd.	14 Par-la-Ville Road Hamilton, Bermuda HM 05	Canada

Helen Ann Chisholm	Assistant Secretary	Executive Administrator of Maritime Corporate Services	Suite 708, Cogswell Tower 2000 Barrington Street Halifax, Nova Scotia Canada B3J 3K1	Canada

Laurie Rayner	Secretary	Senior Administrator of Woodmont Management Ltd.	14 Par-la-Ville Road Hamilton, Bermuda HM 05	U.K.

NingNing Chang	Director	Director; Abacus Investments Limited	113 St. George’s Square London SW1V 3QP England	Canada

Philip A. Embiricos	Director	Director	Embiricos Shipbrokers Ltd. Commonwealth House 19 New Oxford Street London WC1A 1NU England	Greece